SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2006

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-9050 and 333-123265 and Form S-8 Registration Statement File No. 333-06246.

                           Magal Security Systems Ltd.



6-K Items

1. Press Release re Magal Reports Results of Annual General Meeting dated September 28, 2006.

                                                                          ITEM 1

Press Release                                 Source: Magal Security Systems Ltd

Magal Reports Results of Annual General Meeting

Thursday September 28, 5:00 am ET

YAHUD, Israel, September 28 /PRNewswire-FirstCall/ -- Magal Security Systems, Ltd. (NASDAQ GM: MAGS; TASE: MAGS), today announced that at today's Annual General Meeting of Shareholders, Jacob Even-Ezra, Izhar Dekel, Nathan Kirsh, Jacob Nuss, Jacob Perry and Zeev Livne were re-elected to the board.

The Company also announced that all other matters on the agenda on the notice of annual general meeting of shareholders were approved.

About Magal Security Systems, Ltd.:

Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies video monitoring services through Smart Interactive Systems, Inc., a subsidiary in the US. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the US, Canada, the UK, Germany, Romania, Mexico and an office in China.

Magal trades under the symbol MAGS in the US on the Nasdaq National Market since 1993 and in Israel on the Tel-Aviv Stock Exchange (TASE) since July 2001.

    Contacts:

    Company Investor Relations
    Magal Security Systems, Ltd        G.K. Investor Relations
    Raya Asher, CFO                    Ehud Helft/Kenny Green
    Tel: +972-3-5391444                Tel: +1-866-704-6710
    Fax: +972-3-5366245                E-mail: Ehud@gk-biz.com
    E-mail: magalssl@trendline.co.il           Kenny@gk-biz.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                                (Registrant)



                                            By: /s/Jacob Even-Ezra
                                                ------------------
                                                Jacob Even-Ezra
                                                Chairman of the Board



Date:  September 28, 2006